SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 oblibations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Ford, Joe T. (Last) (First) (Middle) One Allied Drive (Street) Little Rock, AR 72202 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol ALLTEL Corporation AT 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) September 2000 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman and Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	09/08/2000	M |	7,110 | A | $14.0625	592,189	D
Common Stock				56,612	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Ford, Joe T. - September 2000
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Incentive Stock Option	$14.0625	09/08/2000	M |	(D) 7,110	(1) | 10/15/2000	Common Stock - 0	$14.0625	0	D
Incentive Stock Option	$20.0000					Common Stock - 0		10,000	D
Incentive Stock Option	$29.0000					Common Stock - 0		3,448	D
Incentive Stock Option	$31.6250					Common Stock - 0		9,486	D
Incentive Stock Option	$32.0000					Common Stock - 0		3,125	D
Incentive Stock Option	$34.5000					Common Stock - 0		2,898	D
Incentive Stock Option	$65.0625					Common Stock - 0		1,536	D
Incentive Stock Option	$68.2500					Common Stock - 1,465		1,465	D
Incentive Stock Option	$63.7500					Common Stock - 1		1	D
Non-Qualified Stock Option	$20.0000					Common Stock - 0		130,000	D
Non-Qualified Stock Option	$29.0000					Common Stock - 0		96,552	D
Non-Qualified Stock Option	$31.6250					Common Stock - 0		70,514	D
Non-Qualified Stock Option	$32.0000					Common Stock - 0		71,875	D
Non-Qualified Stock Option	$34.5000					Common Stock - 0		447,102	D
Non-Qualified Stock Option	$65.0625					Common Stock - 0		123,464	D
Non-Qualified Stock Option	$68.2500					Common Stock - 123,535		123,535	D
Non-Qualified Stock Option	$63.7500					Common Stock - 499,999		499,999	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Joe T. Ford Page 2 SEC 1474 (3-99)

Ford, Joe T. - September 2000
Form 4 (continued)
FOOTNOTE Descriptions for ALLTEL Corporation AT

Form 4 - September 2000

Joe T. Ford
One Allied Drive

Little Rock, AR 72202
Explanation of responses:

 (1)   These options were granted under a stock option plan qualifying under Rule 16b-3, as in effect prior to 5/1/91, between 7/26/88 and 10/15/90, at exercise prices ranging from $11.2085 to $14.0625 per share and will expire ten years after date of grant. These options became exercisable beginning one year after the date of grant in increments of 20% of the grant per year, became fully exercisable after the fifth year and expire 10 years after the date of grant.

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